U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Schneider                         Lawrence
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

   One North Lexington Avenue - 4th Floor
--------------------------------------------------------------------------------
                                    (Street)

   White Plains                       NY                   10601
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

    U.S. Energy Systems, Inc. (USEY)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     12/01
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Chairman of the Board of Directors
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [ ]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Series A            (1)    12/14/01    J(1)          861,110                   Common   3,444,440          0
Preferred Stock                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Series A            (1)    12/14/01    J(1)          227,778                   Common     911,112          0
Preferred Stock                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Series D            (1)    12/14/01    J(1)     861,110       Immed.           Common   3,444,440       3,444,000(1)  I       (2)
Preferred Stock                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Series D            (1)    12/14/01    J(1)     227,778       Immed.           Common     911,112         227,778     D
Preferred Stock                                                                Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B Warrants   $4.00  12/14/01    J(1)     702,641       Immed. 7/30/05   Common     702,641         702,641     I       (2)
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B Warrants   $4.00  12/14/01    J(1)     300,000       Immed. 7/30/05   Common     300,000         300,000     D
                                                                               Stock
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $4.00    (3)        (A)     500,000       Immed. 5/9/10    Common     500,000          500,00     D
Option (Right to Buy)                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock      $3.00    (3)        (A)     750,000       Immed. 5/9/10    Common     750,000         750,000
Option (Right to Buy)                                                          Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses: (1) Pursuant to the Issuer's Plan of Recapitalization, all of the Issuer's outstanding shares of Series A Preferred Stock (the "Series A Stock") were exchanged for the Issuer's Series D Preferred Stock (the "Series D Stock") and Series B Warrants. The grants by the Issuer of the Series D Stock and the Series B Warrants and the acquisition by the Issuer of the Series A Stock were approved prior to their implementation by the board of directors and stockholders of the Issuer (and are exempt pursuant to, among other things, Rule 16b-3(d) and (e)) and were completed, after all conditions to the Plan had been satisfied, in December 2001. The purchase price for the 861,110 shares of the Series A Stock was reduced from $9.00 per share to approximately $8.60 per share pursuant to the Plan of Recapitalization. The conversion price of each series of preferred stock is $2.25 (subject to adjustment under certain circumstances) and each share of Series D Stock is currently convertible into four shares of common stock.

(2) The securities reflected as owned indirectly are beneficially owned directly by Energy Systems Investors, LLC ("ESI"). ESI is managed by Energy Systems Investors II, LLC ("ESI II"). Lawrence Schneider is a member of ESI II and in such capacity shares the power to vote and direct the disposition of the U.S. Energy securities owned by ESI (the "Relationship"). Accordingly, ESI II and Lawrence Schneider may be deemed to beneficially own such shares indirectly. Also included in the securities reported as owned indirectly are the U.S. Energy securites in which Rita Schneider, Lawrence Schenieder's wife, has an indirect pecuniary interest by virtue of her ownership of 302 Class A Interests (out of a total of approximately 776 Class A Interests) in ESI. The extent to which Lawrence Schneider or Rita Schneider has a pecuniary interest in the U.S. Energy securites reported as owned by ESI and ESI II is not currently determinable. Each of the reporting persons disclaim beneficial ownership of U.S. Energy securities reported as owned by such person herein to the extent such person does not have a pecuniary interest in such securities.

(3) The Plan pursuant to which this option was adopted by the stockholders of U.S. Energy on April 2, 2001.





/s/Lawrence Schneider                                         August 7, 2002
---------------------------------------------            -----------------------
   Lawrence Schneider                                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                     Page 2


                             Joint Filer Information



Name:                   Lawrence Schneider

Address:                c/o US Energy Systems, Inc.
                        One North Lexington Avenue
                        White Plains, New York 10601

Designated Filer:       Lawrence Schneider

Issuer & Ticker Symbol: U.S. Energy Systems, Inc. (USEY)

Date of Event
  Requiring Statement:  12/14/01

Signature:          /s/ Lawrence Schneider
                        ------------------
                        Lawrence Schneider



Name:                   Rita Schneider

Address:                c/o US Energy Systems, Inc.
                        One North Lexington Avenue
                        White Plains, New York 10601

Designated Filer:       Lawrence Schneider

Issuer & Ticker Symbol: U.S. Energy Systems, Inc. (USEY)

Date of Event
  Requiring Statement:  12/14/01

Signature:         /s/  Rita Schneider
                        --------------
                        Rita Schneider



Name:                   Energy Systems Investors, LLC

Address:                c/o Henry Schneider
                        185 East 85th Street, Apt 28E
                        New York, New York 10028

Designated Filer:       Lawrence Schneider

Issuer & Ticker Symbol: U.S. Energy Systems, Inc. (USEY)

Date of Event
  Requiring Statement:  12/14/01

Signature:          /s/ Henry Schneider
                        ---------------
                        Henry Schneider, as Member of Energy Systems
                        Investors II, LLC, the Manager of Energy Systems Investors, LLC



Name:                   Energy Systems Investors II, LLC

Address:                c/o Henry Schneider
                        185 East 85th Street, Apt 28E
                        New York, New York 10028

Designated Filer:       Lawrence Schneider

Issuer & Ticker Symbol: U.S. Energy Systems, Inc. (USEY)

Date of Event
  Requiring Statement:  12/14/01


Signature:     By: /s/  Henry Schneider
                        ---------------
                        Henry Schneider, as Member of Energy Systems
                        Investors II, LLC,